

March 24, 2016

Via Email
Eric B. Singer
VIEX Opportunities Fund, LP – Series One
825 Third Avenue, 33rd Floor
NY, NY 10022

      Re: **Yume, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             PREC14A filed on March 18, 2016 by VIEX GP, LLC, et al.
             File No. 001-36039

Dear Mr. Singer:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or by amending the filing if appropriate. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Letter to Stockholders

1. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this statement appears at the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself as defined at Rule 14a-101. Please revise or advise.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 2

2. We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Given the ambiguous use of the term "furnish" in the cover letter regarding the distribution of the proxy statement, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated and/or explicitly indicate that a definitive proxy statement will be mailed via U.S. mail.

Proposal No. 1, page 9

3. We noticed the disclosure that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3, page 16

4. Notwithstanding the disclosure that the proposal to declassify the Board is non-binding, please advise us what consideration was given to providing the information requested by Instructions 1 and 2 to Item 19 of Schedule 14A codified at Rule 14a-101. Alternatively, please supplement the existing disclosures given the impact the affirmative vote of the holders of a majority of shares present (in person and by proxy) may have on a future decision by the Board to adopt the proposed resolution.

Additional Participant Information, page 19

5. Membership in a group as regulated under Section 13(d)(3), alone and without more, does not result in each group member becoming the beneficial owner of the shares owned in the aggregate by the other group members under Section 13(d). While the regulatory outcome expressed in the first paragraph, first sentence, on page 20 accurately describes how the group's beneficial ownership would be attributed to its members under Section 16, the statement that the group determination is being made "for purposes of Section 13(d)(3)" suggests the regulatory outcome was ascribed to beneficial ownership under Section 13(d). Please revise to clarify. See Q&A 105.06 in our Compliance and Disclosure Interpretations publicly available at our website and accessible via this link: http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm

Incorporation by Reference, page 21

6. We understand the reasons why the proxy statement does not include a time for the annual meeting. Advise us whether the participants intend to wait for the YUME to provide this and any other required information before the mailing of their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how the participants intend to update their disclosure or disseminate any supplemental proxy materials. We believe the participants may not rely upon Rule 14a-5(c) before YUME distributes the information to security holders.

Form of Proxy

7. We note the disclosure that the "Proxy will be voted as directed…" Advise us, with a view toward revised disclosure, of any conditions that could arise which would result in the proxy not being so voted. Refer to Rule 14a-4(e).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

•   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact me at 202-551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steve Wolosky, Esq.
Olshan Frome Wolosky LLP